Exhibit 99.3

PRESS RELEASE

Addex Therapeutics Reports 2025 Third Quarter Financial Results and Provides Corporate Update

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, December 4, 2025 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, today reported its financial results for the three-month and nine-month periods ended September 30, 2025, and provided a corporate update.

“We continue to make great progress with our GABAB positive allosteric modulator (PAM) candidate in chronic cough following demonstration of robust anti-tussive activity in multiple chronic cough preclinical models earlier in the year as well as advancing dipraglurant for post-stroke recovery,” said Tim Dyer, CEO of Addex.

Operating Highlights:

•	Continued advancing GABAB PAM chronic cough candidate through preclinical development
•	Advancing the preparation of dipraglurant for clinical studies in post-stroke recovery

Key Q3 2025 Financial Data

CHF’ thousands	Q3 25	Q3 24	Change	YTD 25	YTD 24	Change
Income	50	58	(8)	157	408	(251)
R&D expenses	(228)	(204)	(24)	(619)	(789)	170
G&A expenses	(518)	(476)	(42)	(1,573)	(1,929)	356
Total operating loss	(696)	(622)	(74)	(2,035)	(2,310)	275
Finance result, net	(1)	(31)	30	(14)	(4)	(10)
Share of net loss of associates	(880)	(875)	(5)	(2,960)	(1,406)	(1,554)
Net loss from continuing operations	(1,577)	(1,528)	(49)	(5,009)	(3720)	(1,289)
Net loss from discontinued operations	-	(2)	2	118	11,981	(11,863)
Net profit or (loss) for the period	(1,577)	(1,530)	(47)	(4,891)	8,261	(13,152)
Basic and diluted net loss per share:
From continuing operations	(0.01)	(0.02)	0.01	(0.05)	(0.04)	(0.01)
From discontinued operations	0.00	0.00	0.00	0.00	0.12	(0.12)
Total basic and diluted net loss per share	(0.01)	(0.02)	0.01	(0.05)	(0.08)	0.03
Net increase / (decrease) in cash during the period	(114)	(439)	325	(1,155)	(516)	(639)
Cash and cash equivalents as of September 30	2,187	3,349	(1,162)	2,187	3,349	(1,162)
Shareholders’ equity as of September 30	5,959	11,062	(5,103)	5,959	11,062	(5,103)

Financial Summary:

Income decreased by CHF 0.3 million during the nine-month period ended September 30, 2025, compared to the same period ended September 30, 2024, primarily due to the completion of the R&D collaboration phase of our agreement with Indivior. During the third quarter 2025 income primarily consisted of the reinvoicing of patent-maintenance costs associated with the patents licensed to Indivior pursuant to the licensing and research agreement entered into in 2018.

R&D expenses decreased by CHF 0.2 million during the nine-month period ended September 30, 2025, compared to the same period ended September 30, 2024, primarily due to lower GABAB PAM outsourced R&D expenses related to our R&D collaboration agreement with Indivior, since the research phase has been completed. During the third quarter of 2025, R&D expenses remained stable at CHF 0.2 million compared to the third quarter of 2024 and primarily related to outsourced expenses for our GABAB PAM chronic cough clinical candidate and the patent maintenance and registration costs.

G&A expenses decreased by CHF 0.4 million during the nine-month period ended September 30, 2025, compared to the same period ended September 30, 2024, primarily due to reduced professional fees. During the third quarter of 2025, G&A expenses remained stable at CHF 0.5 million compared to the third quarter of 2024 and primarily related to professional fees.

The net result decreased by CHF 13.2 million during the nine-month period ended September 30, 2025, compared to the same period ended September 30, 2024, primarily due to gross proceeds of CHF 14.0 million from the sale of a part of our business executed on April 2, 2024, and recognized as discontinued operations. During the same period ended September 30, 2025, the net loss from continuing operations increased by CHF 1.3 million primarily due to an increased share of loss from the investment in Neurosterix US Holdings LLC accounted for using the equity method since April 2, 2024. During the third quarter of 2025, the net result remained stable around CHF 1.5 million, including the share of loss of CHF 0.9 million from Neurosterix US Holdings LLC accounted for using the equity method.

Basic and diluted loss per share amounted to CHF 0.05 per share for the nine-month period ended September 30, 2025, compared to a basic and diluted profit per share of CHF 0.08 for the same period ended September 30, 2024. For the third quarter of 2025, the basis and diluted net loss per share decreased to CHF 0.01 compared to CHF 0.02 for the third quarter of 2024.

Cash and cash equivalents decreased to CHF 2.2 million at September 30, 2025, compared to CHF 3.3 million at September 30, 2024. The decrease of CHF 1.1 million between September 30, 2025, and September 30, 2024, is primarily due to operating activities.

Q3 2025 Consolidated Financial Statements:

The Q3 2025 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:

A conference call will be held today, on December 4, 2025, at 16:00 CET (15:00 GMT / 10:00 EST / 07:00 PST) to review the financial results. Tim Dyer, Chief Executive Officer and Mikhail Kalinichev, Head of Translational Science, will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

1.	Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial-in numbers, and a unique Personal PIN.

2.	In the 10 minutes prior to the call’s start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Webcast registration link : Registration webcast

Conference call registration link : Registration conference media

About Addex Therapeutics

Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders and has successfully completed IND enabling studies. Addex is advancing an independent GABAB PAM program for chronic cough. Addex holds a 20% equity interest in a private spin out company, Neurosterix US Holdings LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, psychosis and mood-related disorders and mGlu7 NAM for mood disorders. In addition, Addex has invested in Stalicla, a private Swiss company pioneering a precision medicine approach for neurodevelopmental and neuropsychiatric disorders.

Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.